Exhibit (a)(19)

UNITED STATES DISTRICT COURT

DISTRICT OF MINNESOTA

X
E JOYCE EMMONS, Individually and on	:	Case Number
Behalf of All Others Similarly Situated,	:
:
Plaintiff,	:	SHAREHOLDER CLASS ACTION
	:	COMPLAINT
vs.	:
:
	:	JURY TRIAL DEMANDED
ADC TELECOMMUNICATIONS INC.,	:
ROBERT E. SWITZ, WILLIAM R.	:
SPIVEY, PH.D., JOHN J. BOYLE, III,	:
MICKEY P. FORET, LOIS M. MARTIN,	:
KRISH A. PRABHU, PH. D, JOHN E.	:
REHFELD, DAVID A. ROBERTS, LARRY	:
W. WANGBERG, JOHN D. WUNSCH,	:
TYCO ELECTRONICS LTD. and TYCO	:
ELECTRONICS MINNESOTA, INC.,	:
:
Defendants.	:
:
:
:
:
X

Plaintiff E Joyce Emmons (“Plaintiff), by and through her attorneys, alleges the following as to herself and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters stated herein:

INTRODUCTION

1.             This is a shareholder class action brought by Plaintiff on behalf of the public shareholders of ADC Telecommunications, Inc. (“ADCT” or the “Company”) against the members of ADCT’s Board of Directors (the “Board”) for breaches of fiduciary duty, and against the Company and Tyco Electronics Ltd. and its wholly owned subsidiary Tyco Electronics Minnesota, Inc. (collectively “Tyco”) for aiding and abetting those breaches, all in connection with approving, entering into, and/or recommending shareholder approval in connection the proposed acquisition (the “Proposed Acquisition”) of ADCT by Tyco. Plaintiff also brings a claim against ADCT and the Board for their violations of Sections 14(d)(4) and 14(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”),

2.             Specifically, on July 13, 2010, ADCT and Tyco jointly announced that the Company and Tyco had entered into a definitive merger agreement (“Merger Agreement”), pursuant to which Tyco will commence a tender offer to purchase all of the outstanding shares of ADCT common stock for $12.75 per share in cash (“Tender Offer”), followed by a second-step merger, in a transaction valued at approximately $1.25 billion and scheduled to expire on August 23,2010.

3.             The Proposed Acquisition appears designed to simply provide Tyco with the ability to recognize the remarkable potential ADCT has as a company, allow Tyco to capitalize on ADCT’s financial performance over the past year, and to provide ADCT insiders with a windfall in the form of lucrative severance and change-of-control benefits, rather than allow ADCT shareholders to enjoy the Company’s growth potential.

4.             Moreover, the Tender Offer is coercive because the Defendants have not provided sufficient information to ADCT’s shareholders to enable them to make an informed decision about whether to tender their shares in connection with the Tender Offer and Proposed Acquisition.

5.             Further, on July 26, 2010, ADCT filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the Securities and Exchange Commission (the “SEC”) which misrepresents and fails to disclose material information necessary for the Company’s shareholder’s to have key information needed in connection with their decision to tender their shares in the Tender Offer.

6.             Additionally, if the Proposed Acquisition is consummated at an unjust and grossly inadequate price of $12.75, the defendants will be unjustly enriched at the expense of ADCT shareholders. The Proposed Acquisition will trigger change in control payments to certain of the Company’s officers, including defendant Robert E. Switz (“Switz”), that amount to tens of millions of dollars. These change in control arrangements provide personal financial incentives to these individuals that are not shared by ADCT’s public shareholders.

7.             In pursuing the unlawful plan to facilitate the Proposed Acquisition, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

8.             The offer price under the Merger Agreement is unfair and grossly inadequate, because among other factors, the intrinsic value of ADCT common stock is materially in excess of $12.75 per share.

9.             In short, the Proposed Acquisition is designed to unlawfully divest ADCT’s public stockholders of their holdings and end ADCT’ s independent existence without providing ADCT and its shareholders the maximized value to which they are entitled, and without all material facts concerning the proposed Proposed Acquisition and the value of their shares. Defendants know that these assets will continue to produce substantial revenue and earnings.

JURISDICTION AND VENUE

10.           The claims asserted herein arise under sections 14(d) and 14(e) of the Exchange Act. 15 U.S.C. § 78n. The Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C § 1331. This Court has jurisdiction over the state law claims pursuant to 28 U.S.C. §1367.

11.           Venue is proper in this Court pursuant to 28 U.S.C. §1391 because one or more of the defendants, including ADCT either resides in or maintains executive offices in this District, and a substantial portion of the transactions and wrongs that are the subject of this complaint, occurred in substantial part in this District. Finally, the defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

PARTIES

12.           Plaintiff is and at all material times hereto has been a holder of ADCT common stock. Plaintiff is a citizen of Iowa.

13.           Defendant ADCT is a Minnesota corporation, with its headquarters located at 13625 Technology Drive, Eden Prairie, MN 55344.  ADCT stock is publicly traded on the NASDAQ exchange under the ticker “ADCT.”  ADCT is a global provider of broadband communications network infrastructure products and related services, offering products and solutions that enable the delivery of high-speed Internet, data, video and voice communications over wire line, wireless, cable, enterprise and broadcast networks, including fiber -optic, copper and coaxial based frames, cabinets, cables, connectors and cards, wireless capacity and coverage solutions, network access devices and other physical infrastructure components. ADCTs products and services are deployed primarily by communications service providers and owners and operators of private enterprise networks. The Company has three business segments: Global Connectivity Solutions (Connectivity), Network Solutions and Professional Services. According to the Company’s quarterly report for the period ended April 2, 2010, filed with the SEC, there were nearly 97 million shares of ADCT outstanding as of May 3, 2010.

14.           Defendant Robert E. Switz (“Switz”) is and at all material times hereto has been a Director of ADCT. Switz has been a director of ADCT since August 2003 and was appointed Chairman of the Board in August 2008. Switz has been President and Chief Executive Officer of ADCT since August 2003. From January 1994 until August 2003, Switz served ADCT as Chief Financial Officer as well as Executive Vice President and Senior Vice President. Switz also served as President of ADCT’s former Broadband Access and Transport Group from November 2000 to April 2001. Switz is a citizen of Minnesota.

15.           Defendant William R. Spivey, Ph.D. (“Spivey”) is and at all material times hereto has been a Director of ADCT. Spivey has been a director of ADCT since September 2004. Spivey is a citizen of Texas.

16.           Defendant John J. Boyle, III (“Boyle”) is and at all material times hereto has been a Director of ADCT. Boyle has been a director of ADCT since November 1999. Boyle served as Senior Vice President of ADCT from October 1999 to April 2000 following the Company’s acquisition of Saville Systems PLC. Prior to joining ADCT, Boyle served as President and Chief

Executive Officer of Saville Systems PLC from August 1994 to October 1999 and as Saville’s Chairman of the Board from April 1998 to October 1999. Boyle is a citizen of New Hampshire.

17.           Defendant Mickey P. Foret (“Foret) is and at all material times hereto has been a Director of ADCT. Foret has been a director of ADCT since February 2003. Foret is a citizen of Minnesota.

18.           Defendant Lois M. Martin (“Martin”) is and at all material times hereto has been a Director of ADCT. Martin has been a director of ADCT since March 2004. Martin is a citizen of Minnesota.

19.           Defendant Krish A. Prabhu, Ph.D. (“Prabhu”), is and at all material times hereto has been a Director of ADCT. Prabhu has been a director of ADCT since November 2008. Prabhu is a citizen of Texas.

20.           Defendant John E. Rehfeld (“Rehfeld”) is and at all material times hereto has been a Director of ADCT. Rehfeld has been a director of ADCT since September 2004. Rehfeld is a citizen of California.

21.           Defendant David A. Roberts (“Roberts”) is and at all material times hereto has been a Director of ADCT. Roberts has been a director of ADCT since November 2008. Roberts is a citizen of North Carolina.

22.           Defendant Larry W. Wangberg (“Wangberg”) is and at all material times hereto has been a Director of ADCT. Wangberg has been a director of ADCT since October 2001. Wangberg is a citizen of Idaho.

23.           Defendant John D. Wunsch (“Wunsch”) is and at all material times hereto has been a Director of ADCT. Wunsch has been a director of ADCT since 1991. Wunsch is a citizen of Alaska.

24.          Defendant Tyco Electronics Ltd (“Tyco Electronics”) is a Swiss company with its principal executive offices located at Rheinstrasse 20, CH-8200 Schaffhausen, Switzerland. Tyco is a leading global provider of engineered electronic components, network solutions, specialty products and subsea telecommunication systems, with sales in fiscal 2009 of $10.3 billion to customers in more than 150 countries. Tyco Electronics manufactures and markets products for customers in a broad array of industries including automotive; data communication systems and consumer electronics; telecommunications; aerospace, defense and marine; medical; energy; and lighting.

25.          Defendant Tyco Electronics Minnesota, Inc. (“Tyco Minnesota”) is a Minnesota corporation with its principal executive offices located at Rheinstrasse 20, CH-8200 Schaffhausen, Switzerland. Tyco Minnesota is a wholly owned subsidiary of Tyco Electronics, and is the vehicle through which the Defendants seek to effectuate the merger.

26.          The Defendants named in ¶¶14-23 are sometimes collectively referred to herein as the “Individual Defendants” or the “Board.”

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

27.          By reason of the above Individual Defendants’ positions with the Company as directors and/or officers, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of ADCT who are being and will be harmed by the Defendants’ actions described herein (the “Class”) and owe Plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full and adequate disclosure.

28.          Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person.  In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control. the applicable state law requires the directors to take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:

A.                                 adversely affects the value provided to the corporation’s shareholders;

B.                                   contractually prohibits them from complying with or carrying out their fiduciary duties;

C.                                   discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

D.                                  will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

29.          In accordance with their duties of loyalty and good faith, the Defendants, as directors and/or officers of ADCT, are obligated under applicable law to refrain from:

A.        Participating in any transaction where the directors’ or officers’ loyalties are divided;

B.         Participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

C.         unjustly enriching themselves at the expense or to the detriment of the public shareholders.

30.          Defendants are also obliged to honor their duty of candor to ADCT’s shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they are asked to vote or tender their shares. This’ duty of candor ensures that shareholders have all information that will enable them to make informed, rational and intelligent decisions about whether to vote or tender their shares.

31.           Plaintiff alleges herein that Defendants, separately and together, in connection with the Acquisition, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to Plaintiff and other public shareholders of ADCT. Defendants stand on both sides of the transaction, are engaging in self dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by Plaintiff or the Class. As a result of Defendants’ self dealing and divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their ADCT common stock in the proposed Acquisition.

32.           Because Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, candor and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

33.           Plaintiff brings this action individually and as a class action pursuant to Rule 23 on behalf of all holders of ADCT stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.

34.           This action is properly maintainable as a class action.  The Class is so numerous that joinder of all members is impracticable.  There are nearly 97 million shares of ADCT’s common stock outstanding.  These shares are held by hundreds, if not thousands, of beneficial holders.

35.          There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

A.            whether the Company and the Individual Defendants misrepresented and omitted material facts in violation of sections 14(d)(4) and 14(e) of the Exchange Act;

B.            whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

C.            whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

D.            whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

E.             whether the Individual Defendants have breached their fiduciary duties of candor to Plaintiff and the other members of the Class in connection with the Proposed Acquisition by failing to disclose all material information upon which they are able to make an informed decision about whether to tender their shares;

F.             whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets:

G.        whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

H.                        whether ADCT and Tyco are aiding and abetting the wrongful acts of the Individual Defendants.

36.                             Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

37.                             Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

38.                             The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

39.                             Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

40.                             Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

ADCT’S Growth Potential Is Undeniable

41.                             ADCT, founded 75 years ago, provides the connections for wireline, wireless, cable, broadcast, and enterprise networks around the world. ADCT’s innovative network infrastructure equipment and professional services enable high-speed Internet, data, video, and voice services to residential, business and mobile subscribers. ADCT has customers in 130 countries, employs 9,000 professionals worldwide, and reported sales of $1.15 billion in fiscal year 2009.

42.                               During the fourth quarter of fiscal 2008, ADCT initiated a restructuring of its Network Solutions segment by exiting several outdoor wireless product lines. During the first quarter of fiscal 2009, ADCT made further changes to the Network Solutions segment by moving the Wireline solutions business to the Connectivity segment in order to better manage and utilize resources and drive profitability. By the end of fiscal year 2009, ADCT began to see positive results from these changes in operation.

43.                               On November 19, 2009, Defendant Switz proclaimed that “ADC ends fiscal 2009 with solid results for our shortened fourth quarter, improving our already strong financial position. We continue executing successfully on initiatives to align our operations with macroeconomic realities and our customers’ shifting demands.” Switz went on to state “[t]hese actions will enable us to sustain our solid financial performance and are expected to continue generating strong operating leverage going forward.” Switz continued, “[w]e are especially pleased with our generation of $86 million in cash from continuing operations for our 11-month fiscal year, which included positive cash flow from operations in the traditionally slow August and September time period. This demonstrated our ability to continue running our business effectively despite the impact of the global recession.”

44.                               In the November 19, 2009 press release, Defendant Switz further stated “[as the economy slowly recovers, we are well positioned to provide our customers worldwide with industry-leading solutions at competitive prices and lead times as they make the necessary network investments to meet growing bandwidth demand.”

45.                               ADCT continued to report success from its efforts to streamline operations, reporting reduced operating expenses and increased gross margins in the first quarter of 2010. Specifically, ACDT reported:

First Quarter Fiscal 2010 Results

•                                      GAAP earnings from continuing operations were $3.6 million, or $0.04 per share. . . .

•                                      Net sales for first quarter totaled $265.6 million, compared to $299.7 million for the first quarter of fiscal 2009 and $291.2 million for the fourth quarter of 2009. The year-over-year decline reflects principally the impact of the global economic downturn, which was just beginning to impact the business at the same time last year. The sequential decrease is due primarily to expected seasonality and a decline in major carrier spending that the company referenced in its guidance at the end of the fourth quarter.

•                                      First quarter gross margin was 34.7 percent compared to adjusted gross margins of 29.5 percent during the same quarter of last year and 34.4 percent in the previous quarter. The year-over-year margin increase was driven by the company’s successful actions to increase efficiency across its operating cost structure, which offset the negative impact of lower revenue.

•                                      Operating expenses were $96.2 million compared to $98.8 million during the 2009 first quarter and $110.5 million during the 2009 fourth quarter. . . As a result of continuing cost actions and a return to normalized stock-based compensation levels, ADCT expects to see lower adjusted operating expenses during the remainder of fiscal 2010.

•                                      ADCT’s GAAP earnings from continuing operations included $14.2 million of expenses, or $0.14 per share, related to purchased intangible amortization, restructuring and impairment and certain other charges. In addition to these expenses, ADCT recorded a one-time gain of$15.9 million or $0.16 per share related to the sale of certain assets. Excluding these items, adjusted earnings per diluted share were $0.02. A reconciliation of GAAP to non-GAAP financial measures is provided later in this press release.

•                                      ADCT ended the first quarter with $609.5 million of liquidity, which excludes auction rate securities and restricted cash. The company generated cash from operating activities from continuing operations of $16.0 million and free cash flow of $9.3 million in the first quarter. Details of ADCT’s cash balance can be found in the data and statistics portion of this release.

•                                      Days sales outstanding improved from the previous quarter to approximately 58.1 days and inventory turns were slightly lower at 5.6 times.

*  *  *

•                                      Financial performance of the Network Solutions business unit improved as revenue increased 17.2% from the previous quarter and 9.1% from last year’s first quarter. ADCT is seeing a modest return to project spending related to in-building and outdoor microcellular wireless solutions by operators and enterprises worldwide.

46.                             With regard to these first quarter results, on February 8, 2010 Defendant Switz stated “ADC’s strong first quarter results demonstrate the positive impact of our ongoing efforts to streamline operations.” Switz further boasted “[w]e delivered very good gross margins, managed operating expenses effectively in the face of what remains a challenging CAPEX-spending environment, and bolstered our already strong liquidity position. Based on these results, we’re pleased with the continued improvements in our financial performance and expect to demonstrate further progress as we move through fiscal 2010.” Switz went on to state that “[a]s we continue to realize the benefits of our improved operations, we expect to drive additional earnings power by maintaining our commitment to creating a more effective and efficient organization. We also are making strategic gains in the marketplace with our focus on the areas of greatest opportunity in fiber and wireless networks worldwide, exhibited in part by the strength of our business in China and a significant sequential increase in wireless sales in the first quarter.”

47.                               ADCT again posted strong financial results for the second quarter 2010. On May 5, 2010, the Company issued a press release entitled ADCT Reports Second Quarter 2010 Financial Results: Strong margin expansion driven by operating efficiencies and revenue growth,” in which it reported:

Second Quarter Fiscal 2010 Results

•                                        ADCT’s GAAP loss from continuing operations for the quarter was $12.5 million, or $0.13 per share. This GAAP loss includes certain charges and other items totaling $22.0 million. Excluding these items, the non-GAAP (adjusted) net earnings for the quarter were $9.5 million, or $0.10 per share. A reconciliation of GAAP to non-GAAP financial measures is provided later in this press release.

•                                        Net sales for the second quarter rose 6.8% to $274.0 million, compared to $256.6 million for the second quarter of fiscal 2009 and increased 3.2% compared to $265.6 million for the first quarter of 2010. The year-over-year and sequential increases reflect improving economic conditions in many regions of the world and customer spending trends.

•                                        Second quarter gross margin was 36.5 percent compared to a gross margin of 32.3 percent during the same quarter of last year and 34.7 percent in the previous quarter. This margin improvement was driven primarily by the company’s successful, ongoing efforts to increase efficiency across its operating cost structure, higher volume and a slightly favorable product mix.

•                                        Operating expenses were $91.7 million compared to $496.8 million during the 2009 second quarter and $96.2 million during the first quarter of 2010. Excluding impairment and restructuring charges, intangible amortization and certain other charges from each period, adjusted operating expenses were $81.8 million compared to $78.1 million during the same quarter of last year and $82.0 million during the previous quarter.

•                                        ADCT ended the second quarter with $619.3 million of liquidity, which includes cash and available-for-sale securities but excludes auction rate securities, restricted cash and borrowing capacity under the company’s credit facility. The company generated cash from operating activities from continuing operations of$4.8 million during the period. Details of ADCT’s cash balance can be found in the data and statistics portion of this release.

•                                        Days sales outstanding increased 3.5 days from the previous quarter to approximately 61.7 days while inventory turns were slightly better at 5.7 times.

Third Quarter Fiscal 2010 Outlook

For its third quarter of fiscal 2010 ending July 2, 2010, ADCT announces the following guidance:

•                                        Net sales are expected to be within a range of $290-$310 million.

•                                        GAAP diluted earnings per share are expected to be within a range of $.10 to $.20, which includes non-cash amortization expense of$0.05 per share and excludes potential non-cash charges or restructuring charges that the company cannot estimate at this time.

48.                               With respect to these results, Defendant Switz again stated: “We are pleased with ADCT’s strong financial performance in the second quarter.” Switz further stated “[o]ur results are highlighted by another quarter of expanding margins and sequential revenue growth. We continue to experience the bottom-line benefits of our on-going cost reduction initiatives and the implementation of process and production improvements across our operations. Moving forward, ADCT is well positioned to take further advantage of our operating leverage as we realize the revenue acceleration expected during the second half of our fiscal year.”

49.                               Defendant Switz further stated: “[i]n addition to our second quarter revenue growth, we are seeing increased customer planning and proposal activity, indicating their intentions to renew next-generation network spending in significant ways. These investments, dedicated to deploying and upgrading FTTX and mobile networks, create growth opportunities for ADCT’s high-performance fiber connectivity and wireless coverage and capacity solutions. Additionally, we expect to see continuing growth in the enterprise space where data center spending is rebounding, as well as in our professional services business which delivered another good quarter.”

50.                               As a result of ADCT’s cost reduction efforts, streamlined operations, and improved financial results, the trading price of ADCVT common stock had steadily improved from a low of $2.64 per share on March 2, 2009 to close at $8.37 per share on July 12, 2010, the last trading day before the announcement of the Proposed Acquisition.

51.                               Rather than permitting the Company’s shares to continue to trade freely and allowing its public shareholders to reap the benefits of the Company’s increasingly positive prospects and future financial success, the Individual Defendants acted for their own benefit and the benefit of Tyco, and to the detriment of the Company’s public shareholders, by entering into the Proposed Acquisition. The Individual Defendants’ effectively capped ACDT’s price at a time when the Company’s stock was suffering the effects of a lingering economic recession and when it was poised to capitalize on its positive and encouraging financial outlook.

The Proposed Acquisition

52.                               On July 13, 2010, ADCT and Tyco issued a joint press release announcing they had entered into the Merger Agreement whereby Tyco in a transaction valued at approximately $1.25 billion would acquire ADCT.

53.                               Specifically, the Merger Agreement provides that Tyco will make a Tender Offer for all of the outstanding shares of ADCT common stock in exchange for $12.75 in cash for each share of ADCT common stock. Upon successful completion of the Tender Offer, ADCT will merge into Tyco Minnesota and become a wholly owned subsidiary of Tyco Electronics.

54.                               The press release announcing the Proposed Acquisition stated that the transaction “is expected to be accretive by approximately $0.14 per share in the first full year after closing excluding acquisition-related costs. It will position Tyco Electronics’ Network Solutions segment as a leading global provider of broadband connectivity products to carrier and enterprise networks around the world.” The press release further stated “[t]he combined organization will offer a complete product portfolio across every major geographic market. It will also add ADCT’s Distributed Antenna System (DAS) products, which will expand Tyco Electronics’ wireless connectivity portfolio to provide greater mobile coverage and capacity solutions to carrier and enterprise customers as demand for mobile data continues to expand. Additionally, Tyco Electronics will add ADCT’s professional services organization in the US to its business.”

55.                               Tom Lynch, CEO of Tyco Electronics, said of the Proposed Acquisition, “[t]his is a very exciting time for our company and ADCT is a great fit as we continue to execute our strategy to create strong leadership positions in all of our connectivity businesses. Consumers and enterprises want access to high-speed video and data wherever they are, on whatever devices they are using — from smart phones to HD and 3-D televisions to computers with advanced video-conferencing capabilities. The combination of ADCT and Tyco Electronics creates an industry leader, with the scope and geographic scale to help customers deliver needed capacity, from the core of the network all the way to the end user.”  Lynch further stated “[w]e expect

ADCT to be accretive to our earnings in the first year and to reach our target operating margin of 15 percent in the third year after the acquisition.”

56.                               Defendant Switz, in describing the effects of the Proposed Acquisition said. “ADCT has a strong heritage of providing innovative wired and wireless solutions that have enabled the expansion of advanced broadband networks worldwide. As part of Tyco Electronics, our organization’s ability to serve the world’s leading telecommunications services providers and enterprises will be strengthened significantly. I have great respect for Tyco Electronics and know that they share our commitment to meeting customers’ changing next generation network needs.”

57.                               Incredibly, not a single word was mentioned in the press release regarding the value of the Acquisition for ADCT shareholders. Put simply, the Defendants are attempting to benefit from a temporary downturn in the markets and deprive ADCT shareholders of the true value of their shares, as the Acquisition substantially undervalues ADCT.

58.                               The consideration offered to ADCT’s public stockholders in the Proposed Acquisition is unfair and grossly inadequate because, among other things, the intrinsic value of ADCT’s common stock is materially in excess of the amount offered for those securities in the Proposed Acquisition given the Company’s prospects for future growth and earnings.

59.                               Moreover, it is customary in strategic acquisitions such as these, for the acquired company’s management to continue working for the surviving corporation. Indeed, the Merger Agreement provides that upon completion of the Merger, ADCT’s officers shall continue as the officers of the surviving corporation. Therefore, while the Individual Defendants were negotiating the Proposed Acquisition, they also arranged for the continued employment of certain defendants and executives of ADCT with Tyco.

60.                               Under the circumstances, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value.

61.                               The value offered to ADCT’s public shareholders in the Proposed Acquisition is inadequate when considering both the amount of consideration they will receive as well as the fact that ADCT is poised to achieve significant growth in the near future.

62.                               The Proposed Acquisition comes at a time when the Company’s stock price is undervalued but its prospects for growth and increased revenue are substantially increasing as the economic recession is ending and as ADCT continues to successfully implement its cost containment and operations improvement measures. ADCT insiders are well aware of the Company’s intrinsic value and that ADCT shares are significantly undervalued. Tyco recognized ADCT’s solid performance and potential for growth and determined to capitalize on the recent downturn in the Company’s stock price at the expense of ADCT’s public shareholders. Tyco is seeking to engage in a transaction that secures an opportunity to benefit from the Company’s growth, while the Company’s shareholders are provided inadequate consideration without the benefit of a full and fair sales process.

The Preclusive Deal Protection Devices and Inadequate Process

63.                               The entire process deployed by Tyco and ADCT’s Board is also unfair and inadequate. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Acquisition a fait d’accompli, which effectively preclude any other offer to be made to the Company and prevent a competing offer or bidder to surface to the detriment of ADCT shareholders. Further, Defendants are attempting to circumvent the requirement of a shareholder vote through a “Top

Up Option” which ADCT’s Board voted to grant to Tyco.(1) The Top Up Option allows Tyco to acquire up to 90% plus one share and pursue a merger under section 302A.621 of the Minnesota Business Corporation Act, without a vote and without any requirement of establishing the adequacy of the Proposed Acquisition.

64.                               Moreover, the Merger Agreement prevents the members of the ADCT Board from complying with its fiduciary duties to maximize shareholder value by soliciting competing bids or proposals.

65.                               The Merger Agreement contains a strict “no shop” provision prohibiting the members of the Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to alternative tender offer or business combinations. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations.

66.                               Section 7.04(b)(i) of the Merger Agreement provides a limited situation under which the ADCT Board may enter into discussions and negotiations for a competing unsolicited bid, only after the Board determines that the alternative acquisition proposal “is or will lead to a Superior Proposal” and “the Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to result in a breach

(1) The Top Up Option is contained in Section 2.4 of the Merger Agreement and states that in the event Tyco falls short of obtaining the minimum number of shares in the Tender Offer necessary for it to effectuate a short form merger under 302A.621 of the Minnesota Business Corporation Act, Tyco may purchase, at its option, the number of shares necessary for it to reach the ninety percent threshold.

of its fiduciary duties under Applicable Law.” Even then, however, the ADCT Board is required to provide Tyco with written notice of such an acquisition proposal within one business day.

67.           Further, Section 7.04(b)(i), provides a limited exception under which the Board may recommend an alternative Acquisition Proposal, but only after “the Board of Directors determines in good faith, after consultation with outside legal counsel (and a financial advisor, in the case of clause (A)), that (A) an Acquisition Proposal constitutes a Superior Proposal and the failure to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law or (B) in the absence of an Acquisition Proposal, due to material events or changes in circumstances after the date hereof that were neither known to nor reasonably foreseeable by the Company as of or prior to the date hereof, the failure to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law.”

68.           Thus, even if the ADCT Board receives an intervening bid that appeared to be “superior” to ADCT’s offer, they are precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior.” Consequently, this provision prevents the ADCT Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the ADCT Board first determines that the proposal is “superior.”

60.           Further, the Merger Agreement includes a $38 million termination fee to be paid if ADCT terminates the Proposed Acquisiton that together with the aforementioned onerous terms ensures no competing bid will surface to the detriment of Smithtown shareholders. These provisions collectively discourage bidders from making a competing bid for the Company.

61.           As disclosed in the Recommendation Statement, in addition to Tyco, the Board had been in negotiations with only one other company, a potential strategic acquirer of ADCT.

The Board, however, failed to undertake any type of auction process or market check to assure itself that the Proposed Acquisition represented the highest value reasonably available to shareholders. The Board did nothing to assure itself that other strategic acquirers or any private equity buyers could not come forward with an acquisition proposal superior to the Proposed Acquisition. This failure, in concert with the onerous deal protections, has resulted in the Proposed Acquisition for inadequate consideration without the benefit of an adequate and fair sales process.

The Materially Misleading And/or Incomplete Recommendation Statement

69.           On July 26, 2010, ADCT filed its Recommendation Statement in connection with the Tender Offer with the SEC.

70.           The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in support of the Proposed Acquisition.

71.           For example, the Recommendation Statement completely fails to disclose all of the underlying methodologies, projections, key inputs and multiples relied upon and observed by Morgan Stanley & Co. (“Morgan Stanley”) and by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”)”), both which served as financial advisors to the Company in connection with the Proposed Acquisition, which are necessary for shareholders to evaluate and properly assess the credibility of the various analyses performed by Morgan Stanley and Houlihan Lokey and relied upon by the Board in recommending the Proposed Acquisition. In particular, the Recommendation Statement is deficient and should provide, inter alia, the following:

(a)                                  The complete financial projections and forecasts for ADCT which were generated by ADCT’s management and which were extrapolated out to 2015 by Morgan Stanley with the approval of ADCT’s management. The Recommendation Statement discloses ADCT’s management generated projections for the Company’s revenue, adjusted gross margin, adjusted operating income, and free cash flow for fiscal years 2010 through 2012 under three scenarios, a base case, a downside case, and an upside case, and for fiscal year 2013 for the base case and downside case. The Recommendation Statement fails to disclose the projections which were generated by Morgan Stanley extrapolating the management projections out to fiscal year 2015 with the approval of the Company’s management. The Recommendation Statement also fails to disclose projected EBIDTA or data per quarter, except for fiscal year 2010 and only for the upside case. The full projections are material to shareholders to evaluate the Proposed Acquisition and understand the analyses performed by Morgan Stanley, including, but not limited to, the Discounted Cash Flow Analysis.

(b)                                 The criteria used by Morgan Stanley for selecting discount rates ranging from 12% to 14% (materially higher than rates utilized by Houlihan Lokey in comparable analysis) and perpetuity growth rates ranging from 3% to 3.5% for ADCT used in the Discounted Cash Flow Analysis.

(c)                                  A description of whether Morgan Stanley’s Discounted Cash Flow Analysis included consideration of stock-based compensation

(d)                                 A description of the adjustments made to EBITDA and EPS by Morgan Stanley in the Comparable Company Analysis and the multiples observed by Morgan Stanley for each company to perform the analysis.

(e)                                  A description of why Morgan Stanley used a 10.0x - 13.0x range for stock price to adjusted EPS in its Comparable Company Analysis, but used 15.0x stock price to adjusted EPS in its Discounted Equity Value Analysis.

(f)                                    The criteria used by Morgan Stanley for selecting a discount rate of 14% in its Discounted Equity Value Analysis.

(g)                                 A description of how Morgan Stanley applied only one metric in the Discounted Equity Value Analysis but yielded a value range.

(h)                                 The description of Morgan Stanleys Illustative Financial Sponsor Analysis fails to disclose why Morgan Stanley utilized an exit multiple of 6.0x aggregate value to adjusted EBITDA, why a target date of September 30, 2013 was selected when projections extended to September 30, 2015, and why the target range of internal rates of return for financial sponsors selected was in the range of 20% to 25%.

(i)                                     A description of the adjustments made to EBITDA by Houlihan Lokey in the Selected Company Analysis and the multiples observed by Houlihan Lokey for each company (or even reference ranges) to perform the analysis.

(j)                                     A description of why adjustments were made to EBITDA by Houlihan Lokey in the Selected Company Analysis but not in its Selected Transaction Analysis.

(k)                                  A description of the multiples observed by Houlihan Lokey for each company for its Selected Transaction Analysis.

(1)                                  A description of the adjustments made to EBLT by Houlihan Lokey in the Discounted Cash Flow Analysis and whether the analysis included consideration of stock-based compensation or ADCT’s tax assets.

(m)                               A description of whether the extrapolated projections utilized by Houlihan Lokey in its Discounted Cash Flow Analysis were the extrapolations computed by Morgan Stanley and approved by the Company’s management.

(n)                                 The criteria used by Houlihan Lokey for selecting discount rates ranging from 10% to 12% and perpetuity growth rates ranging from 2.5% to 3.5% for ADCT used in the Discounted Cash Flow Analysis.

(o)                                 A description of why the management projections show decreased free cash flow in the upside case for fiscal years 2011 and 2012, why the downside case and the base case are projected to fiscal year 2013 and the upside case projections end in 2012, and a discussion of management’s expectations for free cash flow in the period from 2013 through 2015.

72.           The Recommendation Statement also fails to disclose material information concerning Morgan Stanley and Houlihan Lokey. In particular, the Recommendation Statement fails to disclose (i) the services provided by Morgan Stanley to ADCT in the past two years as well as the fees received for such services, (ii) the services provided by Houlihan Lokey to ADCT in the past two years as well as the fees received for such services, (iii) the services provided by Morgan Stanley to Tyco in the past two years as well as the fees received for such services, and (iv) the services provided by Houlihan Lokey to Tyco in the past two years as well as the fees received for such services. It is material for shareholders to be informed of any financial and economic interests Morgan Stanley and Houlihan Lokey may have in the Proposed Acquisition or in the parties involved that could be perceived or create a conflict of interest.

73.           Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Claim for Violations of Section 14(d)(4) and 14(e) of the Exchange Against ADCT and the Individual Defendants

74.           Plaintiff repeats and realleges each allegation set forth herein.

75.           The ADCT and the Individual Defendants have caused the Recommendation Statement to be issued with the intention of soliciting shareholder support of the Proposed Acquisition.

76.           Sections 14(d)(4) and 14(e) of the Exchange Act require full and complete disclosure in connection with tender offers. Specifically, Section 14(e) provides that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. The Commission shall, for the purposes of this subsection, by rules and regulations define, and prescribe means reasonably designed to prevent, such acts and practices as are fraudulent, deceptive, or manipulative.

77.           The Recommendation Statement violates Sections 14(d)(4) and 14(e) because it omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, ADCT and the Individual Defendants should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render them non-misleading.

78.           The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, and Plaintiff and the Class will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

SECOND CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

79.           Plaintiff repeats and realleges each allegation set forth herein.

80.           The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of ADCT.

81.           By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in ADCT.

82.           As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of ADCT because, among other reasons, they failed to take steps to maximize the value of ADCT to its public shareholders, by, among other things, failing to adequately consider potential acquirers, instead favoring their own, or their fellow directors or executive officers’ interests to secure all possible benefits with a friendly suitor, rather than protect the best interests of ADCT’s shareholders.

83.           Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and the Class all material information necessary to make an informed decision regarding the Tender Offer and Proposed Acquisition.

84.           The Individual Defendants dominate and control the business and corporate affairs of ADCT, and are in possession of private corporate information concerning ADCT’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of ADCT which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

85.           By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

86.           As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of ADCT’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

87.           Unless defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

88.           Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

THIRD CAUSE OF ACTION

On Behalf of Plaintiff and the Class

Against ADCT and Tyco for Aiding and Abetting the

Individual Defendants’ Breach of Fiduciary Duty

89.           Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

90.           ADCT and Tyco have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to ADCT’s public shareholders, and has participated in such breaches of fiduciary duties.

91.           ADCT and Tyco knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, ADCT and Tyco rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Acquisition and the Merger in breach of their fiduciary duties.

92.           Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in its favor and in favor of the Class and against Defendants as follows:

A.            Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B.            Declaring that the Recommendation Statement is materially misleading and contains omissions of material fact in violation of Sections 14(d)(4) and 14(e) of the Exchange Act;

C.            Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

D.            Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

E.             Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

F.             Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.            Granting such other and further equitable relief as this Court may deem just and proper.

Dated: July 28, 2010		J. F. HENDERSON LAW, PLLC

	By	/s/ Joseph F. Henderson
Joseph F. Henderson

Joseph F. Henderson
Atty # 0276960
222 North 2nd Street, Suite 300
Minneapolis, MN 55401
Tel: 651-699-2600
Fax: 612-465-0095
Email: jfh@jfhendersonlaw.com

FARUQI & FARUQI, LLP
David H. Leventhal
Juan E. Monteverde
369 Lexington Avenue, 10th Floor
New York, NY 10017
Tel: 212-983-9330
Fax: 212-983-9331
Email: dleventhal@faruqilaw.com
Email: jmonteverde@faruqilaw.com

Attorneys for Plaintiff